Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.	ATTORNEYS AND COUNSELORS AT LAW
Daniel H. April
Janet Clow
David F. Cunningham
Patrick J. Dolan
John M. Hickey
C.W.N. Thompson, Jr.

January 22, 2014

Via EDGAR correspondence and E-Mail

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Vroman-Lee:

I state below the above-referenced registrant’s responses to comments received from the staff on January 7, 2014 respecting its post-effective amendment no. 89 to its Registration Statement on Form N-1A, filed on November 26, 2013.

The revisions to the registration statement which are described below are expected to be made in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about January 29, 2014. In those instances where we identify disclosure items analogous to the items which were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures. We have not identified in this letter certain formatting and typographical errors noted by the staff, but we expect to revise those formatting and typographical errors in the post-effective amendment described above.

General Comment

1. Material Information. The staff requested that the registrant confirm that all material information will be included in the registration statement. We understand that the staff was referring in this comment to intentionally omitted figures and other information that was not available at the time of the filing.

     Response. The registrant will include in the post-effective amendment which is expected to be filed on or about January 29, 2014 all material information which was omitted from post-effective amendment no. 89, including specifically all data which is required by Form N-1A to be updated as of December 31, 2013.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Ashley Vroman-Lee

January 22, 2014

Thornburg Funds Prospectus and Related Summary Prospectuses

2. Limited Term National Fund, “Average Annual Total Returns” table, page 6. The staff noted the statement following the table respecting the relevance of after-tax returns to persons or accounts not subject to federal income tax. Citing to Item 4(b)(2)(iv)(A) of Form N-1A, the staff requested that the registrant revise that statement to refer specifically to the fact that after-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

     Response. The registrant will revise the referenced disclosure and will also combine the sentence in which that disclosure appears with the previous sentence. The revised disclosure will appear substantially as follows:

Actual after-tax returns depend on an investor’s own tax situation and may differ from the returns shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

3. Inflation Risk. The staff suggested that the registrant consider whether any of the Funds might include among the discussion of principal investment risks a reference to the risk that the rate of inflation may exceed expectations. The staff specifically suggested that the registrant consider whether that type of disclosure may be appropriate for Thornburg Strategic Municipal Income Fund and Thornburg Limited Term U.S. Government Fund.

     Response. The registrant has concluded that it is not necessary at this time to identify inflation risk as a separate principal investment risk for any of the Funds. The registrant acknowledges that the value of a Fund’s assets or the value of any distributions made by a Fund may decline in an inflationary environment. The registrant notes, however, that the disclosure about each Fund’s principal investment risks currently includes a discussion of the risk that the value of the Fund’s investments may be reduced due to changes in general economic and market conditions. The registrant understands the reference to changes in general economic and market conditions to include changes in the rate of inflation. While the registrant declines to add a separate discussion of inflation risk to the Prospectus, the registrant has determined to expand the discussion of market and economic risks affecting equity securities and debt obligations which appears in the section of the Prospectus entitled “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies,” to further describe market and economic risks to which a Fund may be subject in the current market environment. Specifically, the registrant intends to add disclosure within the “Additional Information” section of the Prospectus substantially as follows:

In response to the financial crisis which began in 2008, the U.S. Federal Reserve and other central banks implemented a number of monetary policies, the effects of which were generally to reduce market interest rates and to raise the prices of a range of financial assets. The elimination or reduction of those monetary policies may lead to higher interest rates, declines in the prices of financial assets, adverse effects on currency exchange rates, changes in inflation rates, or other consequences which may negatively affect the value of the Funds’ investments.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.     ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 22, 2014

4. Principal Investment Risks. The staff asked the registrant to confirm that the discussion of each Fund’s principal investment risks appearing in the front portion of the Prospectus is a summary of the discussion of principal investment risks which appears under the heading “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies.” The staff noted in this regard the relationship between the risk disclosures required by Item 4 and Item 9(c) of Form N-1A.

     Response. The registrant confirms that the discussion of each Fund’s principal investment risks appearing in the front portion of the Prospectus is a summary of the discussion of those risks which appears in the “Additional Information” section of the Prospectus. The registrant recognizes that there may be specific risk disclosures in the front portion of the Prospectus which correspond closely to the related risk disclosure in the “Additional Information” section of the Prospectus, but notes that such correspondence generally reflects a determination by the registrant that the discussion of a particular risk item could not be further summarized in the front portion of the Prospectus without depriving an investor of important information. The registrant also notes that the “Additional Information” section of the Prospectus includes information about risks which may not be principal risks of a Fund, but which the registrant believes may be of interest to investors. The registrant believes that the disclosure approach reflected in those two portions of the Prospectus conforms both to general principles of disclosure and to the requirements of Form N-1A, and that this disclosure approach provides a more understandable description of the personality of each Fund and its investment strategies and risks.

5. Mid-Cap and Large-Cap Investment Risk. For those Funds which may invest in mid-capitalization or large-capitalization companies as a principal investment strategy, the staff suggested that the registrant consider adding to the discussion of principal investment risks a disclosure about the risks associated with investments in those mid-capitalization and large-capitalization companies.

     Response. The registrant has concluded that it is not necessary at this time to identify separately risks of investments in mid-capitalization and large-capitalization companies as principal risks within the summary portion of the Prospectus for any of the Funds. The registrant believes that investments in large- and mid-capitalization stocks are at the current time subject to the same categories of principal risk that affect other types of equity investments, including management risk, risks affecting specific issuers and, if relevant, foreign investment risk. The registrant therefore declines to make the suggested revision.

6. Thornburg Investment Income Builder Fund, “Explanation of Acquired Fund Fees and Expenses,” page 52. The staff requested that the registrant remove the narrative explanation of acquired fund fees and expenses.

     Response. The referenced disclosure is the product of a series of earlier discussions among members of the staff and our office in September and October of 2012. These discussions included the submission of drafts of the disclosure and telephone conferences about the drafts, and also ultimately included revisions to the drafts following our conferences with the staff. The purpose in creating the disclosure and placing the disclosure in its current location is to explain “acquired fund fees and expenses” and the actual effect of those fees and expenses on the Fund for persons reading the line item for “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table as required by Instruction 3(f) to Item 3 of Form N-1A. In view of these circumstances, the registrant expects to retain the referenced disclosure in its current location.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.     ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 22, 2014

7. Thornburg Investment Income Builder Fund, “Annual Fund Operating Expenses” table, page 52. The staff observed that, for Class I shares of the Fund, the table does not include any amount in the row entitled “Fee Waiver/Expense Reimbursement.” The staff requested, therefore, that the registrant remove the reference to footnote (3) from the column of figures under the heading “Class I,” and remove the reference in the text of footnote (3) to the agreement of the advisor and distributor to waive fees and reimburse Class I expenses of the Fund.

     Response. The registrant will remove the reference to footnote (3) from the column of figures under the column heading “Class I,” and also will remove the reference to the agreement of the advisor and distributor to waive fees and reimburse Class I expenses of the Fund to a level of .99%. We call to your attention in this regard that the expense ratio for this share class without regard to the addition of a figure for “acquired fund fees and expenses” is .86%, as shown in the Fund’s financial statements for the most recent fiscal year and in the corresponding financial highlights disclosures in the Prospectus included in the post-effective amendment, and that the 1.07% figure shown for “Total Annual Fund Operating Expenses” is a notional figure obtained by adding .21% of “acquired fund fees and expenses” to the financial statement figure for the share class’s expense ratio in accordance with regulatory requirements.

8. Buying and Selling Class B Shares, page 76. The staff noted the disclosure that “[a]ny investment received by Government Fund, Value Fund or International Value Fund that is intended for the purchase of Class B shares will instead be invested in Class A shares of the Fund, subject to applicable sales charges.” The staff asked the registrant to provide its legal basis for delivering Class A shares of the named Funds to an investor who attempts to purchase Class B shares of those Funds. The staff noted in this regard that the Fund could instead reject the attempted purchase of Class B shares.

     Response. After conferring with management, we have determined that the practice followed with respect to purchase orders for Class B shares differs from what is currently described in the Prospectus. Since Thornburg Limited Term U.S. Government Fund, Thornburg Value Fund, and Thornburg International Value Fund ceased selling Class B shares, investments received for Class B shares of those Funds have generally been rejected. The only exceptions to that practice of rejecting orders for Class B shares involve investors who held their Class B shares prior to the date that the Funds ceased selling those shares, and who elect to reinvest any dividends or capital gains distributions in additional Class B shares, or who submit an order to exchange their Class B shares for Class B shares of another Thornburg Fund. Potential purchasers of Class B shares may be advised of the reason for the rejection of their purchase orders, and may be invited to consider other share classes of the Funds, but those investors have not been automatically invested in Class A shares as the current Prospectus language suggests. In view of the actual practice, the registrant will revise the referenced disclosure substantially as follows:

Any investment received by Government Fund, Value Fund International Value Fund that is intended for the purchase of Class B shares will be rejected, subject to the exceptions described below for exchange transactions and for the reinvestment of certain dividends and capital gains distributions.

Thornburg Funds Retirement Plan Shares Prospectus and Related Summary Prospectuses

9. Thornburg Global Opportunities Fund, “Annual Fund Operating Expenses” table, page 31. The staff requested that the registrant delete footnote (2) to the table respecting acquired fund fees and expenses. The staff expressed the view that footnote is neither required nor permitted by Form N-1A, and also questioned the meaning of the first sentence of that footnote.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.     ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 22, 2014

     Response. The referenced footnote disclosure is the product of a series of earlier discussions among members of the staff and our office in September and October of 2012. See the response to Item 6, above. Regarding the meaning of the first sentence in that footnote, we observe that the sentence is correct. The actual expense ratios of each of the share classes, as those figures appear in the financial highlights disclosures for the Fund, have been recalculated by adding to each ratio the stated figure for “acquired fund fees and expenses.” This has the effect of increasing the stated expense ratio for each Fund share class. We currently understand that this addition is mandated by Instruction 3(f) to Item 3 of Form N-1A.

Thornburg Funds Statement of Additional Information

10. Discussion of Factors Affecting Single-State Funds, pgs 11-13. The staff requested that the registrant remove the brackets which surround portions of this discussion. The staff also noted that the Federation of Tax Administrators has published more current data than the data which appear in the Funds’ discussion, and suggested that the registrant consider updating the discussion to include the more recent data.

     Response. The brackets were included pending such further updates as the registrant may make to the referenced disclosure, including updates to reflect calendar year-end information which was not available to the registrant as of the November 26, 2013 filing date. The registrant will complete those updates and remove the brackets. The updated data will include the more current information from the Federation of Tax Administrators referenced by the staff.

11. Total Return Swaps, page 26. Citing to Investment Company Act Release No. 10666 (April 18, 1979) and to the staff’s recent guidance respecting the use of derivatives by mutual funds (which we understand to be a reference to the staff’s August 31, 2011 concept release on that topic), the staff noted its position that, to the extent a registered investment fund enters into a total return swap, the fund is required to set aside collateral equivalent to the full notional amount of the swap. The staff suggested that the registrant remain aware of the staff’s position on that issue, and also noted that the staff may issue future guidance pertaining to investment companies’ use of derivative instruments.

     Response. The registrant is cognizant of the staff’s position and of the referenced guidance.

12. Disclosure of Portfolio Securities Holdings Information, page 59. The staff noted that one of the persons with whom the registrant’s investment advisor has an ongoing arrangement to permit disclosure of the Funds’ nonpublic portfolio holdings information was not identified by name. The staff requested that the registrant identify that recipient by name.

     Response. The referenced party is the registrant’s independent registered public accounting firm. The registrant will identify that party by name in its post-effective amendment which is expected to be filed on or about January 29, 2014.

13. Directors’ and Officers’ Table, page 62-64. The staff suggested that the registrant consider whether the registrant’s emeritus Trustee should be identified in the referenced table.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.     ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 22, 2014

     Response. The registrant has concluded that information about the emeritus Trustee may be of interest to some investors and the registrant will, therefore, continue to display that information in the referenced table. Please note in that regard the response to Item 14, below. The registrant also notes that General Instruction C.3(b) to Form N-1A permits the registrant to include information in the Statement of Additional Information which is not otherwise required by the Form.

14. Emeritus Trustees, page 68. The staff noted that the registrant currently has one emeritus Trustee. The staff requested that the registrant further describe the emeritus Trustee’s responsibilities and the reason(s) why the Trust has appointed an emeritus Trustee, and state whether the emeritus Trustee receives the same compensation from the registrant as the registrant’s independent Trustees.

     Response. While the registrant believes that the disclosure about the Trust’s emeritus Trustee is currently adequate, the registrant will expand aspects of the information in view of the staff’s comment. Specifically, the registrant will revise the paragraph which describes the compensation of the emeritus Trustee to read substantially as follows:

Emeritus Trustees receive compensation and reimbursements as may be established from time to time by the Trustees. Currently the Trust’s one Emeritus Trustee receives compensation for his service as an Emeritus Trustee on the same terms as the compensation payable to each Independent Trustee, including the annual stipend described above as well as the compensation described above for each meeting of Trustees attended. Because the Trust’s Emeritus Trustee is not a member of any standing committee of the Trustees, the Emeritus Trustee does not receive any compensation to the extent he attends meetings of those committees.

The registrant will also revise the disclosure which appears in the Statement of Additional Information under the heading “Emeritus Trustee” to read substantially as follows:

Pursuant to the Trust’s Bylaws, the Trustees may from time to time appoint by resolution one or more persons to serve the Trust as Emeritus Trustees. A candidate for appointment as Emeritus Trustee shall have at least five years of service as a Trustee of the Trust. Emeritus Trustees may be removed at any time, with or without cause, by resolution of the Trustees. Subject to a determination otherwise in a specific instance by the chairman of the Trustees or the chairman of one of the Trustee’s committees, as relevant, Emeritus Trustees receive materials pertinent to the meetings of the Trustees and their committees and are invited to attend those meetings. Emeritus Trustees shall also remain available to consult with the Trust’s officers and Trustees as needed from time to time. Emeritus Trustees do not cast any vote as Trustees, and are not considered in determining the existence of a quorum at any meeting of the Trustees. As of the date of this Statement of Additional Information the Trust has one Emeritus Trustee, Eliot R. Cutler. Mr. Cutler was appointed by the Trustees to serve as Emeritus Trustee effective January 1, 2012. The Trustees determined to appoint Mr.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.     ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 22, 2014

Cutler to serve as Emeritus Trustee in view of Mr. Cutler’s long experience as a Trustee of the Trust and knowledge of the Trust’s history and business activities, his previous service as a director of an associated investment company, and his extensive knowledge and experience in his profession and other endeavors and activities. See also “Additional Information about the Experiences, Qualifications, Attributes and Skills of Each Trustee and Emeritus Trustee” above.

15. Committee Chairmen, pages 67-68. The staff noted the discussion of the structure and responsibilities of the standing committees of the Trustees, and asked the registrant to confirm whether the chairman of each such committee is currently an independent Trustee and, if so, whether each such committee anticipates retaining a chairman who is an independent Trustee.

     Response. The registrant confirms that the chairman of each standing committee is currently an independent Trustee of the Trust. The registrant also confirms that the charter for each of the Trust’s Operations Risk Oversight Committee and Governance and Nominating Committee currently mandate that the committee chairman be an independent Trustee, and that the charter for the Trust’s Audit Committee currently mandates that the committee will be comprised entirely of independent Trustees.

Thornburg Funds Retirement Plan Shares Statement of Additional Information

16. Information About Portfolio Managers, pages 61-63. The staff asked why this portion of the Statement of Additional Information did not include information about Chris Ryon or Josh Gonze.

     Response. Mr. Ryon and Mr. Gonze are co-portfolio managers for the six municipal bond Funds which are offered by the registrant. Because none of those Funds offer the retirement plan share classes described in this Statement of Additional Information, the registrant does not include information about those Funds or their portfolio managers in this Statement of Additional Information.

Part C

17. Item 27. The staff requested that the registrant remove the brackets which appear around a portion of the disclosure appearing under this Item of Part C.

     Response. The registrant will remove the brackets around that disclosure.

Other Matters

This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff’s request for this representation, and the registrant’s representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.     ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 22, 2014

Please contact me or Charles Thompson with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

DHA

File No. 5787.001

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.     ATTORNEYS AND COUNSELORS AT LAW